EXHIBIT 99.2

AGRIUM INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2017

August 9, 2017

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (MD&A) is prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the second quarter of 2017 (three months ended June 30, 2017) and for the six months ended June 30, 2017 are against results for the second quarter of 2016 (three months ended June 30, 2016) and six months ended June 30, 2016. All dollar amounts refer to United States (U.S.) dollars except where otherwise stated. The financial measures net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations (EBITDA), cash margin per tonne, cash cost of product sold and cash selling and general and administrative expenses used in this MD&A are not prescribed by IFRS. Our method of calculation may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Non-IFRS Financial Measures” of this MD&A for further details, including a reconciliation of each such measure to its most directly comparable measure calculated in accordance with IFRS.

The following interim MD&A is as of August 9, 2017 and should be read in conjunction with the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2017 (the “Condensed Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2016 included in our 2016 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews and, prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. In respect of Forward-Looking Statements, please refer to the section titled “Forward-Looking Statements” in this MD&A.

2017 Second Quarter Operating Results

CONSOLIDATED NET EARNINGS

Financial Overview

(millions of U.S. dollars, except per share amounts and where noted)	Three months ended June 30,				Six months ended June 30,
	2017	2016	Change	% Change	2017	2016	Change	% Change
Sales	6,319	6,415	(96)	(1)	9,039	9,140	(101)	(1)
Gross profit	1,527	1,525	2	—	2,085	2,079	6	—
Expenses	671	677	(6)	(1)	1,172	1,156	16	1
Net earnings before finance costs, income taxes and net earnings (loss) from discontinued operations	856	848	8	1	913	923	(10)	(1)
Net earnings	558	565	(7)	(1)	548	568	(20)	(4)
Diluted earnings per share	4.03	4.08	(0.05)	(1)	3.95	4.09	(0.14)	(3)
Effective tax rate (%)	28.5	27.5	1	N/A	28.5	27.5	1	N/A

Sales and Gross Profit

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2017	2016	Change	2017	2016	Change
Sales
Retail	5,707	5,791	(84)	7,947	8,081	(134)
Wholesale	848	882	(34)	1,523	1,531	(8)
Other	(236)	(258)	22	(431)	(472)	41

	6,319	6,415	(96)	9,039	9,140	(101)

Gross profit
Retail	1,299	1,279	20	1,733	1,681	52
Wholesale	196	201	(5)	338	354	(16)
Other	32	45	(13)	14	44	(30)

	1,527	1,525	2	2,085	2,079	6

•	Retail’s sales primarily decreased in the second quarter and first half of 2017 due to lower crop nutrient prices. Despite this, Retail’s gross profit increased as a result of higher sales volumes in the quarter and increased sales of proprietary products, which have higher margins.

•	Except for higher selling prices for potash, we realized lower selling prices for all Wholesale product lines resulting in lower sales and gross profit in the second quarter and first half of 2017. This was partially offset by higher nitrogen and potash sales volumes and lower cost of product sold for potash.

Expenses

•	Selling expense was consistent for the second quarter compared to the same period last year. For the first half of 2017, selling expenses increased by $38-million as a result of the recent Retail acquisitions but remained consistent as a percentage of sales.

•	We had lower share-based payments expense of approximately $15-million in the second quarter and first half of 2017 due to decreases in our share price.

•	Earnings from associates and joint ventures decreased by $18-million in the second quarter primarily due to a reversal of gas provision in Profertil S.A. (“Profertil”) in the prior year. In the first quarter of 2017, we recognized a foreign exchange gain in Misr Fertilizers Production Company S.A.E. (“MOPCO”) from the devaluation of the Egyptian pound. In combination, these two factors resulted in consistent year-over-year results.

•	Other expenses decreased by approximately $10-million for the second quarter and first half of 2017. In 2016, we incurred losses from the termination of a distribution agreement and cancellation of a Canpotex terminal. There were no similar losses in 2017. We incurred merger and related costs of $15-million in the second quarter and $31-million for first half of 2017.

For further breakdown on Other expenses, see table below:

Other expenses breakdown

	Three months ended			Six months ended
	June 30,			June 30,
(millions of U.S. dollars)	2017	2016	Change	2017	2016	Change
(Gain) loss on foreign exchange and related derivatives	(2)	6	(8)	4	8	(4)
Interest income	(13)	(16)	3	(26)	(29)	3
Environmental remediation and asset retirement obligations	—	3	(3)	(1)	5	(6)
Bad debt expense	22	21	1	29	29	—
Potash profit and capital tax	3	5	(2)	6	8	(2)
Merger and related costs	15	—	15	31	—	31
Other	18	32	(14)	10	41	(31)

	43	51	(8)	53	62	(9)

Depreciation and Amortization

Depreciation and amortization breakdown

	Three months ended June 30,
	2017				2016
	Cost of		General		Cost of		General
	product		and		product		and
(millions of U.S. dollars)	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	1	69	1	71	1	67	—	68

Wholesale
Nitrogen	26	—	—	26	23	—	—	23
Potash	32	—	—	32	31	—	—	31
Phosphate	17	—	—	17	13	—	—	13
Wholesale Other (a)	4	—	1	5	6	—	1	7

	79	—	1	80	73	—	1	74
Other	—	—	5	5	—	—	3	3

Total	80	69	7	156	74	67	4	145

	Six months ended June 30,
	2017				2016
	Cost of		General		Cost of		General
	product		and		product		and
(millions of U.S. dollars)	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	3	136	3	142	3	130	2	135

Wholesale
Nitrogen	42	—	—	42	36	—	—	36
Potash	61	—	—	61	51	—	—	51
Phosphate	33	—	—	33	23	—	—	23
Wholesale Other (a)	7	—	1	8	7	—	1	8

	143	—	1	144	117	—	1	118
Other	—	—	9	9	—	—	6	6

Total	146	136	13	295	120	130	9	259

(a) This includes ammonium sulfate, Environmentally Smart Nitrogen® (ESN) and other products.

•	Depreciation and amortization expense increased in the second quarter and first half of 2017 primarily due to the expansion at our Borger nitrogen facility and increased depreciation at the Conda phosphate mine.

Effective Tax Rate

•	The effective tax rate of 28.5 percent for each of the second quarter and first half of 2017 was higher than the tax rate of 27.5 percent for each of the same periods in 2016 due to a decrease in certain U.S. manufacturing tax deductions.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended June 30,
(millions of U.S. dollars, except where noted)	2017	2016	Change
Sales	5,707	5,791	(84)
Cost of product sold	4,408	4,512	(104)
Gross profit	1,299	1,279	20
EBIT	700	676	24
EBITDA	771	744	27
Selling and general and administrative expenses	602	598	4

•	Retail reported a record first half EBITDA, and the second highest ever second quarter EBITDA. EBITDA to sales increased to 10.3 percent for the first half of 2017 compared to 9.8 percent for the same period last year. These results were in part driven by strong performance from our higher margin proprietary product lines. Total proprietary product sales as a percentage of total product line sales grew to 19 percent this quarter compared to 17 percent in the same period last year.

•	Retail selling, general and administrative expenses were up slightly over last year due to acquisitions made over the prior year.

•	Retail North America EBITDA increased in the second quarter despite the impact from challenging weather conditions this spring, with excess moisture impacting the application season in many areas, and drought conditions in the U.S. southern plains. On a regional basis, EBITDA in the U.S. this quarter was up 4 percent over the same period last year, while Canadian results were slightly lower. EBITDA for our Retail International operations also increased for the current quarter, as Australia continued to deliver strong performance with EBITDA up 27 percent over last year, despite dry conditions across most of Australia this year. South American results were down slightly primarily due to lower crop protection product margins.

Retail sales and gross profit by product line

	Three months ended June 30,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2017	2016	Change	2017	2016	Change	2017	2016
Crop nutrients	1,989	2,190	(201)	419	433	(14)	21	20
Crop protection products	2,236	2,250	(14)	485	471	14	22	21
Seed	1,080	926	154	199	181	18	18	20
Merchandise	175	162	13	27	28	(1)	15	17
Services and other	227	263	(36)	169	166	3	74	63

Crop nutrients

•	Total crop nutrient sales decreased by 9 percent compared to the prior year, due to the decline in nitrogen and phosphate prices this quarter. Nutrient sales volumes were up 3 percent in North America this quarter due to the acquisitions made over the past year, as well as a catch up in sales volumes that had been delayed from the first quarter. International volumes were lower primarily due to dry weather conditions in Australia.

•	Total nutrient gross profit declined by 3 percent due to lower fertilizer margins this year. North American crop nutrient margins on a per tonne basis were down 7 percent this quarter due to localized pricing pressure in key U.S. growing regions this spring, partly associated with adverse weather conditions during the application and seeding season.

Crop protection products

•	Total crop protection sales were similar to last year’s level. Sales were impacted by the delays in applications as growers were more focused on completing seeding than on applying crop protection products this quarter. The reduction in U.S. wheat acreage, combined with the late spring snowfall, followed by drought conditions in the southern U.S. wheat crop, negatively impacted crop protection product applications this quarter.

•	Gross profit was 3 percent higher than the prior period due to higher proprietary product line sales and strong margins. Gross margin as a percentage of sales increased by 1 percent, due to new products and strong demand for our Loveland proprietary product line.

Seed

•	Total seed sales increased significantly – up 17 percent compared to the second quarter of 2016. After normalizing for program changes on technology fees and agency revenues, the increase in sales was approximately 10 percent. The improvement was due to increased wholesale seed sales, higher volumes and the increase in soybean acres in the U.S., which tends to favor Agrium’s proprietary seed sales.

•	Total gross profit increased 10 percent or $18-million this quarter. Seed gross profit as a percentage of sales declined by 2 percent due to additional technology fees, an increase in wholesale seed sales and the switch out of corn into soybeans.

Merchandise

•	Merchandise sales increased 8 percent, due to strong general merchandise sales in Australia.

Services and other

•	Sales for services and other decreased due to lower livestock export shipments in Australia compared to the same period last year.

Wholesale

	Three months ended June 30,
(millions of U.S. dollars, except where noted)	2017	2016	Change
Sales	848	882	(34)
Sales volumes (tonnes 000’s)	2,751	2,736	15
Cost of product sold	652	681	(29)
Gross profit	196	201	(5)
EBIT	175	180	(5)
EBITDA	255	254	1
Expenses	21	21	—

•	Wholesale gross profit this quarter was marginally lower than the same period last year due to lower global prices for nitrogen and phosphate products and higher reported depreciation related to the recent expansion at our Borger nitrogen facility and higher depreciation at the Conda phosphate mine. This was partially offset by overall cost reductions, as well as stronger results from our potash operations, which benefited from higher selling prices, higher sales volumes and lower cost of product sold per tonne. EBITDA in the current quarter was similar to 2016.

Wholesale NPK product information

	Three months ended June 30,
	Nitrogen			Potash			Phosphate
	2017	2016	Change	2017	2016	Change	2017	2016	Change
Gross profit (U.S. dollar millions)	113	148	(35)	44	16	28	8	5	3
Sales volumes (tonnes 000’s)	1,181	1,168	13	714	697	17	279	305	(26)
Selling price ($/tonne)	312	337	(25)	210	194	16	492	526	(34)
Cost of product sold ($/tonne)	216	210	6	149	172	(23)	464	508	(44)
Gross margin ($/tonne)	96	127	(31)	61	22	39	28	18	10

Nitrogen

•	Nitrogen gross profit was down 24 percent compared to the same period last year due to lower North American nitrogen prices and higher average natural gas input costs. Average realized selling prices for urea and ammonia were down 7 percent compared to the same period last year.

•	Total sales volumes were up 1 percent over the same period last year, despite wet conditions across Western Canada and portions of the U.S. during the quarter. Sales volumes for ammonia and other nitrogen products were higher than last year, while urea sales volumes declined slightly due to strong first quarter 2017 demand in Western Canada.

•	Cost of product sold per tonne increased slightly compared to the same period last year due to higher natural gas input costs, which were partly offset by overall lower fixed costs.

•	In the second quarter of 2017, we successfully commissioned and have achieved designed operating rates of the new urea facility at our Borger nitrogen operations. The new facility has a 610,000 tonne urea production capacity, including 100,000 tonne urea equivalent of Diesel Exhaust Fluid. Further, commissioning of both rail and truck load out systems was completed this quarter, including shipment of multiple unit trains.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended June 30,
(U.S. dollars per MMBtu)	2017	2016
Overall gas cost excluding realized derivative impact	2.34	1.28
Realized derivative impact	0.18	0.48
Overall gas cost	2.52	1.76
Average NYMEX	3.13	1.95
Average AECO	2.05	0.97

Potash

•	Potash gross profit almost tripled compared to the same period last year, due to a combination of higher selling prices and higher production and sales volumes.

•	Sales volumes were 2 percent higher in the current period, with international volumes up 31 percent on strong global demand. The strong demand from international markets this quarter led to lower product availability for domestic markets, resulting in domestic volumes being 14 percent lower than the same period last year.

•	Average realized selling prices increased 8 percent over the past year with realized North American prices up 16 percent on strong demand and tighter inventories.

•	Our cost of product sold per tonne was 13 percent lower than the same period last year due to higher production and sales volumes, reducing fixed costs on a per tonne basis, and a higher proportion of sales to Canpotex, which do not incur freight charges. Gross margins were up $39 per tonne or almost 3 times higher than last year’s levels, while cash margins came in at $106 per tonne this quarter.

Phosphate

•	Phosphate gross profit was slightly higher than the same period last year due to lower input costs. This was partially offset by lower realized phosphate prices and a reduction in total sales volumes.

•	Sales volumes were down 9 percent compared to the same period last year. This is mostly due to lower opening inventory levels this quarter resulting from strong demand pull in the first quarter of 2017.

•	Overall gross margin per tonne this quarter improved by $10 compared to 2016. This was related to a 9 percent decline in cost of product sold per tonne due to lower input costs and fixed cost improvements.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended June 30,
(millions of U.S. dollars)	2017	2016	Change
Ammonium sulfate	20	20	—
ESN	9	12	(3)
Other	2	—	2

	31	32	(1)

•	Gross profit from Wholesale Other was lower than the same period last year driven by a combination of lower realized selling prices and slightly higher input costs for ESN.

Expenses

•	Wholesale expenses remained flat in the second quarter compared to last year as lower earnings from associates and joint ventures were offset by lower expenses. Lower earnings from associates and joint ventures were due to a reversal in 2016 of a gas provision in Profertil, while lower expenses were due to cost savings initiatives and one-time expenses, which include the losses from the termination of a distribution agreement and cancellation of a Canpotex terminal, incurred in 2016.

Other

EBITDA for our Other non-operating business unit for the second quarter of 2017 was a net expense of $14-million, compared to a net expense of $5-million for the second quarter of 2016. The variance was primarily due to:

•	Lower gross profit recovery of $13-million as a result of a lower decrease in intersegment inventories held by Retail at the end of second quarter.

•	Merger and related costs of $15-million.

•	This is partially offset by a lower share-based payments expense of approximately $15-million primarily due to a decrease in Agrium’s share price.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the six months ended June 30, 2017 compared to December 31, 2016.

(millions of U.S. dollars, except where noted)	June 30, 2017	December 31, 2016	$ Change	% Change	Explanation of the change in the balance
Current assets
Cash and cash equivalents	319	412	(93)	(23%)	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	3,803	2,208	1,595	72%	Sales during the spring season resulted in higher Retail trade and vendor rebates receivable.

Income taxes receivable	62	33	29	88%	The first half tax installments paid exceeded the first half provision.

Inventories	2,846	3,230	(384)	(12%)	Inventory drawdown due to increased seasonal sales activity.

Prepaid expenses and deposits	112	855	(743)	(87%)	Drawdown of prepaid inventory due to increased seasonal sales activity in the spring.

Other current assets	130	123	7	6%	—

Current liabilities
Short-term debt	1,227	604	623	103%	Increased financing for working capital requirements.
Accounts payable	4,155	4,662	(507)	(11%)	Reductions in customer prepayments during the spring application season and reductions in accruals related to Wholesale capital expansion projects more than offset increased Retail balances related to seasonal inventory purchases.
Income taxes payable	4	17	(13)	(76%)	—
Current portion of long-term debt	10	110	(100)	(91%)	Decrease relates to $100-million 7.7 percent debentures paid in 2017.
Current portion of other provisions	48	59	(11)	(19%)	—

Working capital	1,828	1,409	419	30%

LIQUIDITY AND CAPITAL RESOURCES

Agrium generally expects that it will be able to meet its working capital requirements, capital resource needs and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper, and borrowings from our credit facilities, as well as long-term debt and equity capacity from the capital markets.

As of June 30, 2017, we have sufficient current assets to meet our current liabilities.

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Six months ended June 30,
(millions of U.S. dollars)	2017	2016	Change
Cash provided by operating activities	63	438	(375)
Cash used in investing activities	(432)	(574)	142
Cash provided by (used in) financing activities	269	(25)	294
Effect of exchange rate changes on cash and cash equivalents	7	(47)	54

Decrease in cash and cash equivalents	(93)	(208)	115

Cash provided by operating activities

•       Lower cash provided by operating activities from net changes in non-cash working capital of $516-million, primarily due to the timing of payments to suppliers related to our Retail business unit. This was partially offset by lower final tax payments made in comparison to the prior year.

Cash used in investing activities	• Lower cash used in investing activities due to reduced business acquisition activity in our Retail business unit and lower spending on Borger expansion project in comparison to the prior year.

Cash provided by (used in) financing activities	• Cash provided by financing activities from increased borrowings of short-term debt to finance seasonal working capital requirements, partially offset by repayment of long-term debt.

Capital Spending and Expenditures (a)

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2017	2016	2017	2016
Retail
Sustaining	37	28	84	75
Investing	29	10	42	19

	66	38	126	94
Acquisitions (b)	44	81	74	175

	110	119	200	269

Wholesale
Sustaining	55	102	81	151
Investing	37	87	92	155

	92	189	173	306

Other
Sustaining	2	1	2	2
Investing	4	2	6	2

	6	3	8	4

Total
Sustaining	94	131	167	228
Investing	70	99	140	176

	164	230	307	404
Acquisitions (b)	44	81	74	175

	208	311	381	579

(a)	This excludes capitalized borrowing costs.
(b)	This represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

•	Our total capital expenditures decreased in the second quarter and first half of 2017 compared to the same period last year as we completed the construction of our Borger expansion project at the end of 2016. In 2017, pre-commissioning and commissioning costs were incurred related to this project.

•	We expect Agrium’s capital expenditures for the remainder of 2017 to approximate $350-million to $400-million. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $1.2-billion at June 30, 2017 is outlined in note 5 of our Summarized Notes to the Condensed Consolidated Financial Statements.

•	Our short-term debt increased by $623-million during the first half of 2017, which in turn contributed to a decrease in our unutilized short-term financing capacity to $2.2-billion at June 30, 2017.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at June 30, 2017. Our ability to comply with these covenants has not changed since December 31, 2016.

OUTSTANDING SHARE DATA

Agrium had 138,177,162 outstanding shares at August 4, 2017. At August 4, 2017, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 1,380,868.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2017 Q2	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3
Sales	6,319	2,720	2,280	2,245	6,415	2,725	2,407	2,524
Gross profit	1,527	558	748	568	1,525	554	900	696
Net earnings (loss)	558	(10)	67	(39)	565	3	200	99
Earnings (loss) per share attributable to equity holders of Agrium:
Basic and diluted	4.03	(0.08)	0.49	(0.29)	4.08	0.02	1.45	0.72
Dividends declared	121	120	121	120	122	121	121	120
Dividends declared per share	0.875	0.875	0.875	0.875	0.875	0.875	0.875	0.875

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

NON-IFRS FINANCIAL MEASURES

Financial measures that are not specified, defined or determined under IFRS are non-IFRS measures unless they are presented in our Consolidated Financial Statements. The following table outlines our non-IFRS financial measures, their definitions and why management uses the measures.

Non-IFRS financial measure	Definition	Why we use the measure and why it is useful to investors
Cash margin per tonne Cash cost of product sold, cash selling and general and administrative expenses	Selected financial measures excluding depreciation and amortization	Assists management and investors in understanding the costs and underlying economics of our operations and in assessing our operating performance and our ability to generate free cash flow from our business units and overall as a company.
EBITDA	Net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations	EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of our debt covenants.

Wholesale potash cash gross margin per tonne

(millions of U.S. dollars)	Three months ended June 30, 2017
Potash gross margin per tonne	61
Depreciation and amortization in cost of product sold per tonne	45
Potash cash gross margin per tonne	106

Cash selling and general and administrative expenses

	Three months ended June 30,
(millions of U.S. dollars)	Retail		Wholesale		Consolidated
	2017	2016	2017	2016	2017	2016
Selling	574	570	6	8	575	574
Depreciation and amortization in selling expense	69	67	—	—	69	67

Cash selling	505	503	6	8	506	507

General and administrative	28	28	7	8	61	62
Depreciation and amortization in general and administrative	1	—	1	1	7	4

Cash general and administrative	27	28	6	7	54	58

Cash selling and general and administrative expenses
	Six months ended June 30,
(millions of U.S. dollars)	Retail		Wholesale		Consolidated
	2017	2016	2017	2016	2017	2016
Selling	1,022	980	13	16	1,026	988
Depreciation and amortization in selling expense	136	130	—	—	136	130

Cash selling	886	850	13	16	890	858

General and administrative	53	50	13	16	121	117
Depreciation and amortization in general and administrative	3	2	1	1	13	9

Cash general and administrative	50	48	12	15	108	108

Cash cost of product sold
	Three months ended June 30,
(millions of U.S. dollars)	Retail		Wholesale		Consolidated
	2017	2016	2017	2016	2017	2016
Cost of product sold	4,408	4,512	652	681	4,792	4,890
Depreciation and amortization in cost of product sold	1	1	79	73	80	74

Cash cost of product sold	4,407	4,511	573	608	4,712	4,816

	Six months ended June 30,
(millions of U.S. dollars)	Retail		Wholesale		Consolidated
	2017	2016	2017	2016	2017	2016
Cost of product sold	6,214	6,400	1,185	1,177	6,954	7,061
Depreciation and amortization in cost of product sold	3	3	143	117	144	118

Cash cost of product sold	6,211	6,397	1,042	1,060	6,810	6,943

Consolidated and business unit EBITDA

	Three months ended June 30,
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2017
Net earnings				558
Finance costs related to long-term debt				52
Other finance costs				24
Income taxes				222

EBIT	700	175	(19)	856
Depreciation and amortization	71	80	5	156

EBITDA	771	255	(14)	1,012

2016
Net earnings				565
Finance costs related to long-term debt				50
Other finance costs				20
Income taxes				213

EBIT	676	180	(8)	848
Depreciation and amortization	68	74	3	145

EBITDA	744	254	(5)	993

Consolidated and business unit EBITDA
	Six months ended June 30,
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2017
Net earnings				548
Finance costs related to long-term debt				99
Other finance costs				47
Income taxes				219

EBIT	679	306	(72)	913
Depreciation and amortization	142	144	9	295

EBITDA	821	450	(63)	1,208

2016
Net earnings				568
Finance costs related to long-term debt				102
Other finance costs				38
Income taxes				215

EBIT	653	299	(29)	923
Depreciation and amortization	135	118	6	259

EBITDA	788	417	(23)	1,182

CRITICAL ACCOUNTING ESTIMATES

We prepare our Condensed Consolidated Financial Statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2016 annual MD&A, which is contained in our 2016 Annual Report. Since the date of our 2016 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Condensed Consolidated Financial Statements for the six months ended June 30, 2017 are the same as those applied in our audited annual financial statements in our 2016 Annual Report.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 52—56 in our 2016 annual MD&A and under the heading “Risk Factors” on pages 23—38 in our Annual Information Form for the year ended December 31, 2016 has not changed materially since December 31, 2016.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the three months ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2016 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: 2017 updated annual guidance, including expectations regarding our diluted earnings per share and Retail EBITDA; capital spending expectations for 2017; expectations regarding performance of our business segments in 2017; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith) and acquisitions; our market outlook for 2017, including nitrogen, potash and phosphate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; and the proposed merger with PotashCorp, including timing of completion thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2017 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach; the receipt, on a timely basis, of regulatory approvals in respect of the proposed merger with PotashCorp and satisfaction of other closing conditions relating thereto. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2016 annual MD&A and under the heading “Market Outlook” herein, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt; the risk of additional capital expenditure cost escalation or delays in respect of our expansion projects; the risks that are inherent in the nature of the proposed merger with PotashCorp, including the failure to obtain required regulatory approvals and failure to satisfy all other closing conditions in accordance with the terms of the proposed merger with PotashCorp, in a timely manner or at all; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2016 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2016 annual MD&A.

The purpose of our expected diluted earnings per share and Retail EBITDA guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.